UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On December 8, 2023, LumiraDx Investment Limited (the “Borrower”), one of the subsidiaries of LumiraDx Limited (the “Company”), entered into a seventeenth amendment to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as the lenders, BioPharma Credit PLC, as collateral agent, and the other credit parties named therein (the “Seventeenth Amendment”).

Pursuant to the Seventeenth Amendment, among other things, (i) the minimum liquidity covenant in the Loan Agreement is waived until the end of the Waiver Period (as defined in the Seventeenth Amendment), provided that the consolidated liquidity of the Company and its subsidiaries during this waiver period (and tested on a weekly basis) must be at least $5 million, (ii) the minimum net sales covenant for the trailing twelve-month period ended September 30, 2023 will be tested at the end of the Waiver Period, and (iii) the Waiver Period has been extended to December 28, 2023; provided that the Lenders may terminate the Waiver Period by providing notice to the Borrower one business day in advance of such termination. The Seventeenth Amendment also removes undrawn Tranche H term loan loans in an aggregate amount of $4 million from the Loan Agreement.

This report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-259874, File No. 333-264611 and File No. 333-271538), and the registration statements on Form F-3 (File No. 333-264609 and File No. 333-271624), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: December 8, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer